Exhibit 99.4

Randgold Resources Limited trading symbols — LSE:RRS / NASDAQ:GOLD

VESTING OF DIRECTORS’ AWARDS UNDER THE RANDGOLD RESOURCES LIMITED CO-INVESTMENT PLAN

London, United Kingdom, 31 January 2014 — The Company announces that on 31 January 2014, 38,456 ordinary shares in the Company (Shares) were issued and allotted by the Company to Dr. Mark Bristow, a director of the Company, and 8,121 Shares were issued and allotted by the Company to Graham Shuttleworth, a director of the Company, at their nominal value (US$0.05) in satisfaction of the vesting of the awards granted on the 13 June 2011 under the Randgold Resources Limited Co-Investment Plan (the Awards).

The Awards are subject to a performance condition which measures the Company’s Total Shareholder Return performance against the Euromoney Global Gold Index. This performance condition has been met in respect of each of the Awards. Accordingly, the Awards have vested in full.

Dr. Mark Bristow’s shareholding in the Company is now 754,963 Shares or 0.816% of the current issued share capital of the Company.

Graham Shuttleworth’s shareholding in the Company is now 70,511 Shares or 0.076% of the current issued share capital of the Company.

The Randgold Resources Limited Co-investment Plan, which has been approved by shareholders, is designed to reward sustained total shareholder return performance relative to global peers over a three year period and align the interests of the executives with the interests of shareholders.

Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386 +44 779 775 2288	+44 779 7711338 +44 1534 735 333	+44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com